Exhibit 99.4

NATIONAL CITY(R)
FOLLOW YOUR OWN LEAD(R)

[PICTURE]

NATIONAL CITY(R)

FOURTH QUARTER

AND

YEAR-END 2000

INVESTOR CONFERENCE CALL

FORWARD-LOOKING STATEMENTS

The presentation and the oral statements relating to the following presentation contain certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) including those referencing any future financial performance that are based on the beliefs of National City's management as well as assumptions made by and information currently available to National City's management. Such statements reflect the view of National City's management as of the date of preparation of this presentation. Such forward-looking statements involve significant risks and uncertainties, including changes in general economic and financial market conditions, and the Corporation's ability to execute its business plans. Other factors that could cause or contribute to such differences are changes in competitive conditions, continuing consolidation in the financial services industry and pending or threatened litigation. Although National City believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

TEN LARGEST NPAS
AS OF DECEMBER 31, 2000

$000s Industry	Classification	Amount Outstanding	% Total NPAs	
Healthcare	Commercial	$29,159	7.2%	
Lodging	Non-Residential Real Estate	17,229	4.3%	
Individual	Commercial	12,588	3.1%	
Waste Management	Commercial	10,073	2.5%	
Leasing Company	Commercial	7,905	2.0%	
Contractor	Commercial	5,700	1.4%	
Plastics	Commercial	4,634	1.2%	
Healthcare	Commercial	4,588	1.1%	
Apparel/Accessories	Commercial	3,929	1.0%	
Healthcare	Commercial	3,912	1.0%	
		$99,717	24.8%	
Total Nonperforming Assets		$402,285	100.0%	61 bps

Slide 1

NATIONALLY SYNDICATED LEVERAGED LENDING

As of December 31, 2000

Commitments	$ 2.7 billion
Outstandings	$ 1.7 billion
Number of Accounts	176
Avg. Commitment per Account	$15.1 million
Avg. Outstanding per Account	$ 9.8 million
New Deals in 2000	65
Deals in Market	1,070
(HLT Lead Arranger Tables per LPC)	
%NCC/Total HLTs	6.1%

"CORE OPERATING EARNINGS"

Equals:

    Reported net income, adjusted for gains and losses:

        Bank Stock Fund

        Venture Capital

        Business Restructurings

1999 CORE OPERATING EARNINGS

	$MM	P/S
Reported net income	$1,405.5	$2.22
EPS/Concord/SVS sale gains	(87.0)	
NPI divestitures and other losses	87.4	
	0.4	
Bank stock and venture capital gains	(72.0)	(.11)
1999 adjusted	$1,333.9	$2.11

Slide 4

2000 CORE OPERATING EARNINGS

<TABLE>
<CAPTION>

	$MM	P/S
<S>	<C>	<C>
Reported net income	$1,302.4	$2.13
Student loan gain	(48.2)	
Bond portfolio restructure	36.6	
Auto lease exit	16.9	
Loan Zone and other	15.7	
	21.0	.03
Bank stock and venture capital gains	(97.4)	(.16)
2000 adjusted	$1,226.0	$2.00

</TABLE>

Slide 5

NATIONAL CITY(R)
FOLLOW YOUR OWN LEAD(R)

2001 CORE OPERATING EPS FORECAST

		change
1999 adjusted	$2.11	
2000 adjusted	$2.00	(5.2%)
2001 forecast:		
Core operating	$2.12 to $2.22	6 to 11%
Bank stock and venture capital	$.09 to $.11	
Reported	$2.21 to $2.33	